DM

19003185

Securities and Exchange

FEB 27 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-6811~~ 8-68111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DCF, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 Broad Street
(No. and Street)

Chattanooga	TN	37377
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Thomas Decosimo — 423-266-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co., PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, J. Thomas Decsosimo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCF, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Sibyl R. Rector

Notary

My commission expires 12/28/22

SIBYL R. RECTOR STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DCF, LLC

Statement of 15c3-3 Exemption Compliance

Decosimo Corporate Finance, LLC (DCF) claims an exemption from 17 C.F.R ss 240.1Sc3-3 per (k)(2)(i) of our FINRA Membership Agreement. DCF met that exemption provision throughout the fiscal year ended December 31, 2018 without exception.

Thomas Decosimo

J. Thomas Decosimo

CEO

FINANCIAL AND OPERATIONALCOMBINED UNIFORM SINGLE REPORT
PART II A

DCF, LLC

For the period from 01-01-18 to 12-31-18

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	0
A. Increases		0
8 . Decreases		0
4. Balance, end of period (From item 3520)	$	0

DCF, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2018

DCF, LLC
TABLE OF CONTENTS
December 31, 2018

• Certified Public Accountants
• Business Advisors

f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm

To the Members
of DCF, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DCF, LLC (the "Company") (a Tennessee corporation), as of December 31, 2018, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information on page 8 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 8 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as DCF, LLC's auditor since 2014.
Knoxville, Tennessee
February 21, 2019

DCF, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$ 124,295
Accounts receivable	21,185
Loan to member	8,294
Computer equipment, at cost, less accumulated depreciation of $ 7,519	4,546
Other assets	16,453
Total Assets	$ 174,773

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$ 4,499
Total Liabilities	4,499
Members' Equity	170,274
Total Liabilities and Members' Equity	$ 174,773

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2018

Revenues from contracts with customers	
Investment banking fees	
M&A advisory	$ 789,141
Unregistered securities offerings	72,000
Total investment banking fees	861,141
Registered representative fee	34,572
Business valuation services	66,519
Total revenue from contracts with customers	962,232
Other non-contractual consulting revenue	21,508
Total Revenues	983,740
Expenses	
Advertising and promotion	14,062
Accounting and auditing fees	17,173
Computer and internet	8,792
Continuing Education	3,515
Consulting	859,159
Contributions - charitable	1,850
Contributions - political	1,300
Depreciation expense	1,703
Dues and subscriptions	17,883
FINRA compliance, fees and licenses	5,088
Insurance	10,812
Legal fees	7,507
Miscellaneous	3,818
Office and administrative	2,418
Rent and parking fees	8,153
SIPC assessment	1,429
Professional dues	3,019
Telephone	4,430
Travel, meetings and entertainment	13,221
Total Expense	985,332
Loss from Operations	(1,592)
Interest Income	32
Net Loss	$ (1,560)

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2018

	J.T. Decosimo	C.C. Gerber	Total
Members' Equity, January 1, 2018	$169,358	$2,476	$171,834
Adjustment	2,476	(2,476)	0
Net Loss	(1,560)	0	(1,560)
Members' Equity, December 31, 2018	$170,274	$0	$170.274

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

Cash Flows from Operating Activities	
Net Loss	$ (1,560)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	1,703
Decrease in accounts receivable	13,754
(Increase) in Loan to member	(8,294)
(Increase) in other assets	(9,648)
(Decrease) in accrued expenses	(6,936)
(Decrease) in deferred revenue	(240,000)
Net cash used by operations	(250,981)
Cash Used from Investing Activities	0
Decrease in Cash and Cash Equivalents	(250,981)
Cash and Cash Equivalents at Beginning of Year	375,276
Cash and Cash Equivalents at End of Year	$124,295

The accompanying notes are an integral part of these financial statements.

DCF, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 1. Form of Organization and Principal Business Activity

DCF, LLC (the "Company") is a Tennessee Limited Liability Company organized on November 20, 2008 and began operations in January 2009. The Company acts as an agent in mergers and acquisition transactions and arranging debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company, a broker/dealer, became a member of the Financial Regulatory Authority (FINRA) on June 22, 2009 and is a member of the Securities Investor Protection Corporation (SIPC). The Company operates as a Capital Acquisition Broker.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting The Company accounts for revenue and expenses on an accrual basis.

Advertising Costs Advertising costs are expensed as incurred. Advertising expense was $14,062 for the year ended December 31, 2018.

Property and Equipment Computer equipment and software, based on a three year life, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets. Depreciation expense was $1,703 for the year ended December 31, 2018.

Income Taxes The Company has elected for income tax purposes to be taxed as a partnership; therefore, the taxable income or losses of the Company are passed through to the members. The income taxes are paid by the members; therefore, no provision for or benefit from income taxes is recorded in the financial statements of the Company. The Company's partnership returns for 2015, 2016, 2017 and 2018 are subject to audit by relevant state and federal taxing authorities.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2018 and 2017, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Receivables Receivables consist of receivable balances from affiliates and a valuation client. All account balances as of December 31, 2018 are considered collectible.

Concentration of Risk The Company received substantially all of its revenue during 2018 from approximately five clients. Except for fees from affiliated registered representatives, substantially all of the Company's revenue is project based and is not a recurring source of revenue.

Uninsured Cash Balances The Company as of December 31, 2018 had no cash deposits that exceeded the $250,000 FDIC insured amount. The Company does occasionally have cash balances that exceed $250,000 and is aware of this exposure and is comfortable in the financial position of the bank in which the funds are deposited.

Loan to Member The Company as of December 31, 2018 had a $8,294 loan to its member that will be to be paid back to the Company within 12 months.

Revenue Recognition Adoption of ASU 2014-09 In May 2014, the FASB issued ASU 2014-09 - Revenue Recognition from Contracts with Customers (Topic 606). The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry specific accounting principles and replaces them with a unified, five step approach. The Company adopted the standard during 2018, under the full modified retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's financial statements as there were no adjustments recorded to previously recorded amounts.

M&A Advisory Fees The Company provides advisory services on capital structure and asset acquisitions or disposals. Revenue earned for successful closing of sales transactions is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Revenue earned for consulting services is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. There were no contract liabilities at December 31, 2018.

Note 3. Date of Management Review

For the year ended December 31, 2018, the Company has evaluated subsequent events for potential recognition and disclosure through February 21, 2019, the date of the financial statements issuance and has determined that no event has occurred requiring disclosure.

DCF, LLC

SUPPLEMENTARY INFORMATION

December 31, 2018

See report of independent registered public accounting firm.

DCF, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

Net Capital	$ 170,274
Members' equity allowable for net capital	
Other (deductions) or allowable credits:	
Deductions and/or charges:	
Non-allowable assets:	
Receivables from Non Customers	21,185
Net Fixed Assets	4,546
Other Assets	24,747
Net Capital	$ 119,796
Aggregate Indebtedness	$ 4,499
Computation of Basic Net Capital Requirement	
Minimum net capital	$ 300
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 114,796
Net capital less 120% of minimum dollar net capital requirement	$ 113,796
Percentage of aggregate indebtedness to net capital	3.76 %
Percentage of debt to equity	0.00 %

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2018.

▪ Certified Public Accountants
▪ Business Advisors

f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm

To the Members
of DCF, LLC

We have reviewed management's statements, included in assertions made in Part 11A of the Company's Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) DCF, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 21, 2019

▪ Certified Public Accountants
▪ Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

To the Members
of DCF, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by DCF, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 21, 2019